     As filed with the Securities and Exchange Commission on June 30, 1998


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1997


                                      OR


            [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                       Commission file number 333-33657



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          PG&E Gas Transmission, Texas Corporation
          Savings Fund Plan


     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

          PG&E Corporation
          One Market, Spear Tower
          Suite 2400
          San Francisco, CA  94105
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                             REQUIRED INFORMATION


     1. The Statement of Net Assets Available for Benefits of the PG&E Gas Transmission, Texas Corporation Savings Fund Plan as of December 31, 1997, the Statement of Changes in Net Assets Available for Benefits for the Period from August 1, 1997 (Inception) through December 31, 1997, the Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997, and the Statement of Changes in Net Assets Available for Benefits with Fund Information for the period August 1, 1997 (Inception) through December 31, 1997, together with supplemental schedules and the report of Arthur Andersen LLP, independent accountants, are contained in Exhibit 1 to this Annual Report.

     2. The Consent of Arthur Andersen LLP, independent accountants, is contained in Exhibit 2 to this Annual Report.

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            PG&E GAS TRANSMISSION, TEXAS CORPORATION
                            SAVINGS FUND PLAN

                                    JAMES RICHTER

Date:  June 26, 1998        By:  _________________________
                                 James Richter
                                 Chairman, Administrative Committee

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